Exhibit 99.1

GREENBROOK TMS ENTERS INTO EQUITY PURCHASE AGREEMENT

July 13, 2023 – Toronto, ON – Greenbrook TMS Inc. (NASDAQ: GBNH) (“Greenbrook” or the “Company”) today announced that the Company has entered into a purchase agreement (the “Agreement”) with Alumni Capital LP (the “Investor”) that provides equity line financing for sales from time to time of up to approximately $4.4 million (the “Maximum Commitment Amount”) of common shares (the “Common Shares”) in the share capital of the Company. The Common Shares will be issued from time to time (the “Purchase Shares”) in connection with the delivery of purchase notices (each, a “Purchase Notice”) delivered by the Company to the Investor, at variable prices as set forth therein, in accordance with the terms of the Agreement.

Among other limitations, each individual sale of Purchase Shares will be limited to no more than the number of Common Shares that would result in the direct or indirect beneficial ownership by the Investor of more than 9.99% of the then-outstanding Common Shares.

In exchange for the Investor entering into the Agreement, Greenbrook will issue 212,293 Common Shares to the Investor (the “Commitment Shares” and together with the Purchase Shares, the “Offered Shares”). The Agreement expires upon the earlier of the aggregate offering amount of Offered Shares meeting the Maximum Commitment Amount or December 31, 2023. The Company intends to use the proceeds from the offering for general corporate and working capital purposes.

The Agreement contains customary representations, warranties and covenants by each of the Company and the Investor. Greenbrook controls the timing and amount of any future sales of its Common Shares, subject to the terms of the Agreement. The Investor has no right to require any sales of Purchase Shares by the Company, but is obligated to make purchases of Purchase Shares from the Company from time to time, pursuant to directions from the Company, in accordance with the Agreement and the applicable Purchase Notice(s). A copy of the Purchase Agreement may also be obtained when filed on a Report of Foreign Issuer on Form 6-K on the SEC’s website at www.sec.gov.

The offering of Common Shares described in this press release is being made pursuant to the Company’s effective shelf registration statement on Form F-3 (File No. 333-264067) (the “Registration Statement”), and the related base prospectus included in the Registration Statement, as supplemented by a prospectus supplement, dated as of July 13, 2023 (the “Prospectus Supplement”) to be filed with the Securities and Exchange Commission (the “SEC”). Copies of the Prospectus Supplement may be obtained when filed with the SEC at the SEC’s website at www.sec.gov.

No securities regulatory authority has either approved or disapproved of the contents of this press release. This press release is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

About Greenbrook TMS Inc.

Operating through 133 Company-operated treatment centers, Greenbrook is a leading provider of Transcranial Magnetic Stimulation (“TMS”) therapy and Spravato® (esketamine nasal spray), FDA-cleared, non-invasive therapies for the treatment of Major Depressive Disorder (“MDD”) and other mental health disorders, in the United States. TMS therapy provides local electromagnetic stimulation to specific brain regions known to be directly associated with mood regulation. Spravato® is offered to treat adults with treatment-resistant depression and depressive symptoms in adults with MDD with suicidal thoughts or actions. Greenbrook has provided more than one million treatments to over 32,000 patients struggling with depression.

For further information please contact:

Glen Akselrod

Investor Relations

Greenbrook TMS Inc.

Contact Information:

investorrelations@greenbrooktms.com

1-855-797-4867

Cautionary Note Regarding Forward-Looking Information

Certain statements contained in this press release, including statements regarding the offering and the anticipated use of the net proceeds therefrom, constitute “forward-looking information” within the meaning of applicable securities laws in Canada and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information”). Forward-looking information may relate to the offering, the Company’s future financial and liquidity outlook and anticipated events or results and may include information regarding the Company’s business, financial position, results of operations, business strategy, growth plans and strategies, technological development and implementation, budgets, operations, financial results, taxes, dividend policy, plans and objectives. Particularly, information regarding the Company’s expectations regarding sales of Purchase Shares pursuant to the offering and the anticipated use of proceeds therefrom, is forward-looking information. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “does not anticipate”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “should”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that the Company considered appropriate and reasonable as of the date such statements were made. It is also subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including, but not limited to, risks relating to the Restructuring Plan, risks relating to our ability to satisfy cash requirements necessary to operate our business and remain in compliance with our credit facility, macroeconomic factors such as inflation and recessionary conditions, as well as the factors described in greater detail in the “Risk Factors” section of the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022, in the “Risks and Uncertainties” section of the Company’s management’s discussion and analysis for the three months ended March 31, 2023 and 2022, in the “Risk Factors” section of the Prospectus Supplement, and in the Company’s other materials filed with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission from time to time, available at www.sedar.com and www.sec.gov, respectively. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.